CERTIFICATE OF AUTHOR

To accompany Report entitled "Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela", dated November 7th, 2007 and pertaining to the Las Cristinas Project in Venezuela

I, John R. Goode, P. Eng., do hereby certify that:

1.

I am a Consulting Metallurgical Engineer with J.R. Goode and Associates of Suite 1010, 65 Spring Garden Avenue, Toronto, Ontario, Canada, M2N 6H9.

2.

I graduated with a Bachelor of Science (Engineering) in Metallurgy degree from the Royal School of Mines, London University, U.K. in 1963.

3.

I am registered as a Professional Engineer with Professional Engineers Ontario with registration number 16561011.

4.

I have worked as a metallurgist for a total of 44 years since my graduation from university.

5.

I have read the definition of "qualified person" setout in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I have not visited the Las Cristinas property in Venezuela.

7.

I am responsible, in part, for the preparation of Section 16.0 "Mineral Processing and Metallurgical Testing" of the technical report titled "Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela", dated November 7th, 2007 (the "Technical Report") relating to the Las Cristinas property.

8.

I have had prior involvement with the property that is the subject of the Technical Report through earlier work for Crystallex International Corporation.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the above referenced Section 16 of the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I am not independent of the issuer under the terms of section 1.5 of National Instrument 43-101 since I own 1,000 common shares of Crystallex International Corporation.

11.

I have read National Instrument 43-101 and Form 43-101F1, and Section 16 of the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th Day of November, 2007

J.R. Goode